SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        SCHRODER CAPITAL FUNDS (DELAWARE)
                               Two Portland Square
                              Portland, Maine 04101

                           File Nos. 2-34215; 811-1911


                       NOTIFICATION OF RULE 18F-1 ELECTION


         The undersigned registered open-end investment company, on behalf of its series that have the right to redeem in kind, hereby notifies the Securities and Exchange Commission that it elects to commit such series to pay in cash all redemptions by a shareholder of record in accordance with the provisions of Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Portland and the state of Maine on the 24th day of October, 1997.


                                      SCHRODER CAPITAL FUNDS (DELAWARE)




                                       By:  /S/  TOM SHEEHAN
                                           -----------------
                                       Tom Sheehan,
                                       Acting Treasurer and Assistant Secretary



Attest:  /S/  CATHERINE S. WOOLEDGE
        ----------------------------
        Catherine S. Wooledge
        Assistant Secretary